Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

July 23, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated July 8, 2009
Amendment No. 7 to Schedule 14C filed July 2, 2009
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated July 8, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an eighth amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

AMENDED SCHEDULE 14C FILED ON JULY 2, 2009

General

1.	Tandy Language. This response letter provides the statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Financial Statements

Notes to the Financial Statements

General

2.
Identification of Restated Amounts. All amounts in the financial statements that have been restated have been labeled to reflect the restated amounts. The periods that have been restated in the selected financial data have been so labeled.

Note 10. Restated Consolidated Financial Statements, page 54

3.
Foreign Transaction Gain or Loss Recognition. The Company did not record a foreign currency transaction gain for the year ended December 31, 2007. The Company owed two loans as of December 31, 2007 that were borrowed at different dates during 2007. As of December 31, 2007, the Company had a foreign currency transaction gain of approximately $11,000 on one note payable and a foreign currency transaction loss of approximately $8,000 on the other note payable. In accordance with the guidance of SAB Topic 1:M, the Company determined the net foreign currency transaction gain was immaterial. For the three months ended March 31, 2008, the Company has restated its financial statements to properly reflect the foreign currency transaction gain.

4.
Treatment of Translation of Notes to Rubles. The correction of the error in the amount of $718,000 was due to an incorrect posting to notes payable and a corresponding incorrect translation of the amount to U.S. dollars by the Company in the December 31, 2007 financial statements. The translation of the notes payable was performed incorrectly and the difference was recorded as a translation gain in comprehensive income. The Company corrected this error by calculating the correct translation gain as of December 31, 2007. There was no currency transaction gain or loss. The proper accounting has been reflected in the current presentation.

5.
Classification of Exchanges Gains or Losses in SG&A. The disclosure on page 49 of recording realized exchange gains or losses as selling, general and administrative costs has been restated and all realized exchange gains or loss are not included in the determination of income from operations. The amounts have been classified in a similar manner to foreign currency transaction gains or losses which are excluded from the determination of income from operations.

Unaudited Financial Statements
General

6.
Comments to be Addressed in Unaudited Financial Statements. All comments related to the December 31, 2008 and 2007 financial statements As a result of the adoption of SFAS No. 160, the December 31, 200 have been applied to the unaudited financial statements presented herein.

Note 9. Restated Consolidated Financial Statements, page 80

7.
Gain or Loss Recorded When Notes Paid. The realized loss on the OJSC Ros Der Bank paid in full in February 2009 amounted to $1,258,221. The Company recorded an unrealized transaction loss of $1,309,000 in its restated financial statements for the year ended December 31, 2008. The Company reversed this accrual in the first quarter of 2009 against the actual realized loss resulting in a foreign currency gain of $51,000 in the first quarter. This amount has been restated from selling, general and administrative costs and thereby excluded from the determination of income from operations.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2008

General

8.	Comments to be Addressed. The Form 10-K for the year ended December 31, 2008 will be revised per the comments above after staff review of this response letter and the amended Schedule 14C.

9.	Additional Issues to be Addressed in Amended 2008 10-K. The comments and the issues specified in this comment will be addressed in the Company’s restated 2008 Form 10-K.

10.	Restated Form 10-Q for the period ended March 31, 2009. The comments and the issues specified in this comment will be addressed in the Company’s restated March 31, 2009 Form 10-Q.

11.
Form 8-K. Item 4.02. The Audit Committee of the Board of Directors will be directed to consider and approve filing a Current Report on Form 8-K containing an Item 4.02 notification as to non-reliance on specified previously-filed financial statements of the Company.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

12.
Future Filings. The comments will continue to be addressed in the Company’s interim filings under the Securities Exchange Act of 1934, as amended, including the restated Form 10-Q for the period ended March 31, 2009.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer